Exhibit 99.11

FILED BY SEDAR

July 23, 2007

Northern Orion Resources Inc.

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

The Manitoba Securities Commission

Autorite des Marches Financiers

Office of the Administrator, New Brunswick

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Prince Edward Island

Yukon Registrar of Securities

Northwest Territories Registrar of Securities

Nunavut Registrar of Securities

Dear Sirs/Mesdames:

Re:          Northern Orion Resources Inc. (the “Company”)

This letter is being filed as the consent of Michael G. Hester, Vice President and Principal Mining Engineer, of Independent Mining Consultants, Inc. to being named in the notice and information circular dated July 20, 2007 (the “Circular”) of the Company and to the inclusion of reference to the following reports (the “Reports”) and of extracts from or a summary of the Reports in the written disclosure contained in the Circular by way of the incorporation by reference therein of the Company’s Annual Information Form for the year ended December 31, 2006 (the “AIF”), as well as the estimates of mineral reserves and mineral resources for the Chapada Project contained in the AIF (the “Estimates”):

“Chapada Copper-Gold Project, Goias State, Brazil — Technical Report pursuant to National Instrument 43-101 of the Canadian Administrators, dated February 2004.”

“Chapada Copper-Gold Project, Goias State, Brazil — Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators, dated August 2004.”

“Sao Francisco Technical report for an Open Pit Gravity Concentration and Heap Leach Project in Brazil, dated November 2004.”

“São Vicente Gold Project Mato Grasso State, Brazil — Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators, dated June 16, 2005.”

I hereby confirm that I have read the written disclosure of the Reports and the Estimates and extracts from or a summary of the Reports and the Estimates contained in the Circular by way of incorporation by reference of the AIF and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Reports and the Estimates or, within my knowledge, as a result of the services performed by me in connection with in the Reports and the Estimates.

Sincerely,

“Michael G. Hester”

Michael G. Hester
Vice President and Principal Mining Engineer
Independent Mining Consultants, Inc.